ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

September 29, 2011

Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Technis, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed August 17, 2011

File No.: 333-171548

Dear Mr. Spirgel:

We received your letter of September 9, 2011, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to Amendment No. 1 to the Registration Statement referenced above, and we hereby submit the following responses to the numbered comments.

Prospectus Cover Page

1.

Please revise and shorten your disclosure so that it fits on one page.

We have revised and shortened the disclosure so that it fits onto one page.

2.

Please clarify throughout that your offering is a self-underwritten, best efforts offering, rather than a self offering.

We have clarified throughout that the offering is a self-underwritten, best efforts offering, see revisions at the Cover Page and pages 27, 28 and F-7.

Prospectus Summary, page 4

3.

We note your response to comment 12 of our letter dated January 31, 2011. We also note your disclosure on the final paragraph on page five that Beach Guard and MiData are "presently ready for sale." Please provide your basis for your belief that the products are "ready for sale." For example, discuss the products sales history under their prior owner or cases where it has been put to use by clients or potential clients on a test-basis.

We have disclosed the basis for the belief that the products are ready for sale at Page 4.

4. Please explain the delay between execution of the Software Agreement and issuance of the two million shares to Montroyal.

The delay was caused by an oversight on the part of Management. The oversight arose because Management operated under the mistaken belief that securities counsel had either issued the Certificate or caused its issuance by a transfer agent.  In fact, neither had occurred and the oversight was not corrected until the failure became evident following retention of new counsel.

The Offering_ page 6

5.

We reissue comment 15 from our letter dated January 31, 2011.

“15. Please disclose the number of shares to be outstanding following the offering. In addition, please disclose the number of shares held by officers, directors and affiliates.”

We have disclosed the number of shares to be outstanding following the offering and the number of shares held by officers, directors and affiliates at the top of page 5.

6.

We note your response to comment 16 of our letter dated January 31, 2011. First, please revise your disclosure on page 13 to address your use of proceeds if you sell 75% of the offered shares. In addition, please revise your disclosure on page five to specify the minimum dollar amount you need to raise to execute on your business plan for the next twelve months. Moreover, please discuss how raising less than the 100% of the funds sought in the offering will impact your business plan. For example, we note that if you sell 50% of the shares your marketing budget will decrease significantly. Also, we note that your disclosure on page 13, regarding your use of proceeds, and page 21, regarding your marketing and promotion expenditures, are inconsistent. Please reconcile.

The disclosure has been revised to show the use of proceeds if 75% of the offering is sold. We have also added the disclosure of the minimum dollar amount the Company needs to raise to execute the business plan for the next twelve months.  We have also disclosed how raising less than one hundred percent of the funds sought in the offering will impact the business plan.  We have reconciled the disclosure on pages 12 and 20.

Description of Business, page 16

7.

Please provide a plain English description of your MiData product and an example of its practical use. Moreover, please explain clearly how your product is differentiated from Twitter, Facebook, etc.

We have disclosed at Page 15 and 16 how our product differs from Twitter, Facebook, etc. and we have provided a plain English description of the product and practical descriptions of its use.

Milestones, page 21

8.

We note your response to comment 28 of our letter dated January 31, 2011. We also note your disclosure on page five that you need to sell at least 50% of the offered securities to execute on your business plan. Please revise your disclosure to state the specific, minimum amount you need to raise to execute on your business plan.

We have disclosed the minimum amount of proceeds needed to execute on the business plan at Page 12 and at Page 22 where it is indicated that the present expectation is that the approximate difference between the estimated amounts needed for marketing and the other expense set forth in the use of proceeds at page 12 (about $50,000) would be supplied by Mr. Kaye if only the 50% of the offered shares are sold.

Summary Compensation Table, Page

9.

Please provide footnote disclosure regarding the assumptions underlying the valuation of the stock awards made in 2010 pursuant to Item 402(n)(2)(v) of Regulation S-K.

We have provided the disclosure regarding the assumptions underlying the valuation of the stock awards made in 2010 at Page 25 and corrected it also.

We have also filed as Exhibits conformed copies of the Articles of Incorporation and the By-Laws of the Issuer and noted the same in the Index to Exhibits.

This letter responds to all comments contained in your letter of September 9, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 973-949-4193, or myself.

Very truly yours,

/s/ Roger L. Fidler

Special Securities Counsel to

Technis, Inc.